

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2015

<u>Via E-Mail</u>
Ms. Lisa L. Kim
SVP, General Counsel and Secretary
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

> **Re:**   **Cathay General Bancorp**
> **Registration Statement on Form S-4**
> **Filed March 30, 2015**
> **File No. 333-203091**

Dear Ms. Kim:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Front Cover Page of Prospectus/Proxy Statement</u>

1. We note that the consideration is subject to adjustment. Please disclose the nature of the adjustments. In addition, disclose the aggregate and per share ranges of consideration, giving effect to the adjustments. If the Board does not intend to resolicit shareholders at any point, please state this fact and disclose the worst and best case scenarios in the range of consideration shareholders may receive.

2. Revise the last sentence to disclose that the exact amount of consideration will not be determined until after the shareholders have voted on the merger.

Ms. Lisa L. Kim
Cathay General Bancorp
April 27, 2015
Page 2

3. Disclose the amount of cash and stock you will pay for each share of Asia Bancshares common stock as of the date the respective boards approved the merger agreement and the most recent date before the filing of the registration statement.

Summary, The Merger Consideration, page 10

4. We note that this section appears to be very similar to the disclosure on the cover page. Please revise this section consistent with our comments above.

Merger Consideration, page 47

5. Please incorporate the "Adjustments Section" on page 48 into the discussion of the merger consideration.

6. Please disclose the ranges of aggregate and per share consideration that illustrate the best and worst case scenarios for shareholders. Please revise this section to provide more detail as to each component and to more clearly explain each of the types of adjustments. Please include a table that captures the varying scenarios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney